BP 9/5



SECU 07007977 SION



SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 8 2007
WASH, D.C.
160

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 AND ENDING 06/30/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC FINANCIAL ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30240 RANCHO VIEJO ROAD SUITE A
(No. and Street)

SAN JUAN CAPISTRANO CA 92675
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mallory + McGinnis
(Name – *if individual, state last, first, middle name*)

17341 Irvine Blvd. Tustin CA. 92780
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JA 9/6

OATH OR AFFIRMATION

I, Charles Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Financial Associates Inc, as of August 16, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



RAYMOND J. HEWITT
COMM. #1460583
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXPIRES JAN. 6, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC FINANCIAL ASSOCIATES, INC.

Financial Report

June 30, 2007

CONTENTS

To the Stockholders
Pacific Financial Associates, Inc.
San Juan Capistrano, California

We have audited the accompanying balance sheet of Pacific Financial Associates, Inc. (a California corporation) as of June 30, 2007 and the related statements of income, retained earnings, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Pacific Financial Associates, Inc. (a California corporation) as of June 30, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Mallory & McGinnis

Mallory & McGinnis

August 21, 2007

PACIFIC FINANCIAL ASSOCIATES, INC.
Balance Sheet
June 30, 2007

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 80,463
Commissions Receivable	15,948
Total Current Assets	96,411
PROPERTY AND EQUIPMENT	
Equipment	76,286
Furniture and Fixtures	18,399
Leasehold Improvements	40,000
Total Cost	134,685
Less Accumulated Depreciation	(116,149)
Property and Equipment, Net	18,536
OTHER ASSETS:	
Investments	3,300
TOTAL ASSETS	$ 118,247

The notes to Financial Statements are an
integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Balance Sheet
June 30, 2007

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts Payable	$ 3,382
Commissions Payable	14,353
Payroll Taxes Payable	44,740
Total Current Liabilities	62,475
LONG TERM LIABILITIES:	
Note Payable – Stockholder (Subordinated)	30,000
STOCKHOLDER'S EQUITY:	
Common Stock, no par value, authorized 100,000 shares; issued and outstanding 51,000 shares	2,000
Retained Earnings	23,772
Total Stockholder's Equity	25,772
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 118,247

The notes to Financial Statements are an
integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Statement of Income
Year Ended June 30, 2007

Income	$ 956,326
Cost of Income	(548,505)
Gross Profit	407,821
Operating, General and Administrative Expenses	401,461
Operating Income	6,360
Other Income (Expense)	
Interest Income	4,913
Interest Expense	(3,970)
Loss on Disposal of Fixed Asset	(15,057)
Total Other Income (Expense)	(14,114)
Loss before Provision for Income Taxes	(7,754)
Income Taxes	(800)
Net Loss	$ (8,554)

The notes to Financial Statements are an
integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Statement of Retained Earnings
Year Ended June 30, 2007

RETAINED EARNINGS	
Balance, beginning	$ 32,326
Net Loss	(8,554)
Balance, ending	$ 23,772

The notes to Financial Statements are an
integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of Creditors
Year Ended June 30, 2007

Note Payable-Stockholder (Subordinated)	
Balance, beginning	$ 30,000
Additions	0
Deletions	0
Balance, ending	$ 30,000

The notes to Financial Statements are an
integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Statement of Cash Flows
Year Ended June 30, 2007

Cash Flows from Operating Activities	
Net loss	$ (8,554)
Loss on disposal of fixed assets	15,057
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation	7,848
Change in assets and liabilities:	
Increase in commissions receivable	(7,757)
Increase in accounts payable	97
Increase in commissions payable	6,981
Increase in payroll taxes payable	44,740
Net cash provided by operating activities	58,412
Cash Flows from Investing Activities	
Proceeds from sale of fixed assets	500
Purchase of furniture and equipment	(4,377)
Net cash used in investing activities	(3,877)
Cash at beginning of year	25,928
Cash at end of year	$ 80,463
Supplemental Disclosures of Cash Flows	
Cash payments for interest	$ 3,970
Cash payments for income taxes	$ 800

The notes to Financial Statements are an integral part of these statements

PACIFIC FINANCIAL ASSOCIATES, INC.
Notes to Financial Statements
June 30, 2007

Note 1: **Summary of Significant Accounting Policies**

Organization
The Company was incorporated on September 24, 1984 pursuant to the laws of California to engage in the practice of investment consulting.

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. For income tax reporting purposes, the Company uses the cash basis method of accounting, where-by income is recognized when received and expenses are recognized when paid.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers investment money market accounts available on demand to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation is determined using the methods prescribed by the Internal Revenue Code, which prescribes rates and periods for various categories of assets. Use of these methods approximates amounts determined by generally accepted accounting principles.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

When the property is disposed of the related costs and accumulated depreciation are removed from their respective accounts and profit or loss is recognized currently.

Off- Balance Sheet Rick
The Company maintains a bank account at a financial institution with a balance exceeding $100,000.00, the statutory limit of federal depository insurance. Should this financial institution fail, the Company could possibly incur a material loss.

PACIFIC FINANCIAL ASSOCIATES, INC.
Notes to Financial Statements
June 30, 2007

Note 2. **Income Taxes**

Income taxes consists of the following amount:

State	$ 800

For federal and state tax purposes the Company has a net operating loss carryforward of $9,749 and $8,668 respectively to offset future taxable income.

No deferred tax entry has been made for permanent or temporary differences that exist due to the immateriality of such amounts.

Note 3. **Note payable - Stockholder**

Interest at 10%, per annum principal due February 28, 2010. The entire $30,000 has been designated as a subordinated loan per Financial Industry Regulatory Authority guidelines.	$ 30,000

Note 4. **Operating Leases**

The Company has entered into a non-cancelable triple net agreement to lease its office space from a company owned by the sole stockholder of Pacific Financial Associates, Inc. The Lease expires on February 28, 2009. The total minimum net rental commitments at June 30, 2007 under the lease are as follows:

Year Ended June 30	Minimum Amounts
2008	$ 84,000
2009	56,000
Total minimum payments required	$ 140,000

Rental expense was $84,000 for the fiscal year ended June 30, 2007.

PACIFIC FINANCIAL ASSOCIATES, INC.
Notes to Financial Statements
June 30, 2007

Note 5. **Salary Deferral Plan**

The Company has a salary deferral plan for the benefit of its employees. Matching contributions to the Plan are made at the discretion of the Company's Board of Directors. The matching contribution for the year ended June 30, 2007 was $2,800.

Note 6. **Net Capital Requirements**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1.

The Company's ratio at June 30, 2007 was 1.84 to 1.00. The basic concept of the rule is liquidity. Its object being to require a broker/dealer to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2007 the Company had net capital of $33,875, which was $28,875 in excess of the amount required.

Note 7. **Reserve Requirements for Brokers and Dealers**

The Company is exempt from provisions of Rule 15c3-3 (per paragraph k (2) (ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of customer funds or securities. Because of such exemption, the Company is not required to prepare a determination of Reserve Requirements for Brokers and Dealers.

Note 8. **Related Party Transactions**

The sole stockholder of Pacific Financial Associates, Inc is also the sole stockholder of Pacific Corporate Consultants, Inc. which provides management services to the Company. Management fees paid to Pacific Corporate Consultants, Inc. for the year ended June 30, 2007 were $70,000.

To the Stockholders
Pacific Financial Associates, Inc.
San Juan Capistrano, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of income detail, computation of net capital, computation for determination of reserve requirements, and information relating to the possession or control requirements as shown on pages 12 to 17 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in, our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MALLORY & MCGINNIS

August 21, 2007

STATEMENT OF INCOME DETAIL
Year Ended June 30, 2007

INCOME:

Annuities	$ 593,392
Mutual Funds	323,126
Insurance	9,189
A.P.S.C. Securities	2,405
Commissions Receivable	15,948
Miscellaneous	12,266
Total Income	$ 956,326

COST OF INCOME:

Commissions Paid to Brokers	$ 534,152
Commissions Payable to Brokers	14,353
Total Cost of Income	$ 548,505

STATEMENT OF INCOME DETAIL
Year Ended June 30, 2007

OPERATING EXPENSES:	
Officer Salary	$ 140,000
Payroll Taxes	8,243
Total Operating Expenses	148,243
GENERAL AND ADMINISTRATIVE EXPENSES:	
Advertising	166
Automobile	13,453
Bank Charges	100
Broker/Dealer	6,458
Cleaning	6,000
Computer	1,002
Contributions	750
Delivery & Postage	1,950
Depreciation	7,848
Dues & Subscriptions	318
Education & Seminars	30
Insurance	16,642
Legal & Accounting	19,349
Management Fees	70,000
Meals & Entertainment	4,048
Office	5,000
Parking & Tolls	45
Penalties	239
Printing	988
Profit Sharing	2,800
Promotion	439
Rent	84,000
Supplies	331
Taxes & Licenses	278
Telephone	1,885
Travel	6,147
Utilities	2,952
Total General and Administrative Expenses	253,218
Total Operating, General and Administrative Expenses	$ 401,461

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
UNDER THE SECURITIES ACT OF 1934
JUNE 30, 2007

	Amounts from Audited Financial Statements	Amounts from Unaudited filings with Regulatory Agencies	Difference Increase (Decrease)
Total Capital and allowable credits:			
Total stockholder's equity from balance sheet	$ 25,772	$ 25,772	$ 0
Plus: Subordinated note (Note 3)	30,000	30,000	0
Total Additions	55,772	55,772	0
Deductions and/or changes:			
Property and equipment, net	18,536	18,536	0
Investment	3,300	3,300	0
Other assets	0	0	0
Total deductions	21,836	21,836	0
Net Capital before charges on trading securities position	33,936	33,936	0
Necessary charges on trading securities position:			
Securities discounts	61	61	0
Total necessary charges on trading securities position	0	0	0
Net Capital	$ 33,875	$ 33,875	$ 0

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
UNDER THE SECURITIES ACT OF 1934
JUNE 30, 2007

	Amounts from Audited Financial Statements	Amounts from Unaudited filings with Regulatory Agencies	Difference Increase (Decrease)
Minimum Net Capital under the Securities and Exchange Act:			
Total aggregate indebtedness included in the balance sheet, less liabilities collateralized by assets used in the ordinary course of business	$ 62,475	$ 62,475	$ 0
Ratio of aggregate indebtedness to net capital	1.84	1.84	0
Minimum net capital required	$ 5,000	5,000	0

NOTE: The difference between the audited capital computation and the Company's corresponding unaudited Form X-17A-5, Part IIA, dated June 30, 2007 is due to adjustments made subsequent to the filing of Form X-17A-5, Part IIA, in preparation for and as a result of the Company's annual audit, and the adjustments required to convert the records from a modified cash basis to an accrual basis financial statement.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
JUNE 30, 2007

The Company is exempt from Rule 15c3-3 under the exemptive provisions of (k) (2) (ii) and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The customers transmit all funds and securities directly to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 JUNE 30, 2007

The Company is exempt from Rule 15c3-3 under the exemptive provisions of (k) (2) (ii) and, therefore, has no possession or control requirements.

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Board of Directors
Pacific Financial Associates, Inc.

We have audited the financial statements of Pacific Financial Associates, Inc. (a California corporation) for the year ended June 30, 2007, and have issued our report thereon dated August 21, 2007. As part of our examination, we made a study and an evaluation of the company's system of internal controls to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The limited purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Pacific Financial Associates, Inc. (a California corporation) that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration on internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Mallory & McGinnis
Tustin, CA

August 21, 2007

END